
May 20, 2011

Via E-mail
Steven A. Burd
Chief Executive Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588

     Re: **Safeway Inc.**
              Form 10-K for the fiscal year ended January 1, 2011
              Filed February 28, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed April 1, 2011
              Form 10-Q for the quarterly period ended March 26, 2011
              Filed May 3, 2011
              File No. 1-00041

Dear Mr. Burd:

We have reviewed your response dated May 4, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Financial Resources, page 25

1. We note your response to our prior comment two that you believed that any such tax payments from the repatriation of undistributed earnings would not have a material impact on your liquidity. This assertion would appear to be useful disclosure since you disclose that "a substantial portion" of your cash is at your Canadian subsidiary. Please revise future filings accordingly or tell us why such disclosure is not meaningful.

2. We further note in your response that you had sufficient liquidity at January 1, 2011 to fund operations both domestically and internationally for the foreseeable future without regard to any repatriation of foreign earnings. In future filings please separately disclose the dollar amount of cash held by your Canadian subsidiary and the amount of free cash flow generated by your foreign subsidiaries. In this regard, we note your liquidity discussion on page 26 where you disclose undistributed earnings of your foreign operations are considered to be permanently reinvested and that you believe you have sufficient sources of liquidity to meet your requirements for working capital, dividend payments and so forth. Given a substantial portion of your cash balances at January 1, 2011 were held outside of the U.S. and your Canadian subsidiary had free cash flow in excess of debt servicing requirements, it appears those amounts may contribute disproportionately to your overall liquidity position. Further, please provide an enhanced liquidity discussion illustrating that some cash and investments are not presently available to fund domestic operations such as the payment of dividends without paying a significant amount of taxes upon their repatriation or explain to us why you believe such a discussion would not be meaningful to investors.

Note K: Employee Benefit Plans and Collective Bargaining Agreements, page 58

3. We note your response to our prior comment five. Since 2005, your 10-year actual combined rate of return on pension assets has steadily declined from 10% in 2005 to 4% in 2010. Further, we note you have made no adjustment to your estimated long-term rate of return on plan assets for the past three fiscal years ended January 1, 2011. In this regard, your 8.5% asset return assumption appears high based on your historical return experience. Please tell us the target and actual percentage of plan assets by category, that is, U.S. Equity, International Equity and Fixed Income. Please tell us how you could have reasonably concluded no downward revision in your rate of return assumption for fiscal 2010 was necessary considering your declining actual return experience.

Note J: Taxes on Income, page 55

4. We note your responses to our prior comments six through nine. ASC 740-30-25-17 requires management to compile evidence to support its assertion that the foreign unremitted earnings are indefinitely reinvested to qualify for the indefinite reversal assertion. Please address the following:

• Please provide to us your specific written reinvestment plan as of January 1, 2011 for Canada Safeway's unremitted earnings. Also, provide to us both the long-term and short-term forecasts and budgets of Canada Safeway as of January 1, 2011 which support your assertion that all unremitted earnings of Canada Safeway were permanently reinvested. In this regard, summarize for us Canada Safeway's projected working capital and other capital requirements and needs which led to your conclusion that as of January 1, 2011 and the foreseeable future all unremitted earnings were permanently reinvested.

- We note your disclosure on page 17 that your Board of Directors increased the authorized level of the Company's stock repurchase program from $6.0 billion to $7.0 billion in December 2010. Tell us historically how you funded share repurchases.

- Provide to us your free cash flow analysis of Canada Safeway for the past three fiscal years ended January 1, 2011. Tell us what percentage of your free cash flow totaling $1,057.8 million as disclosed on page 26 of your Form 10-K was derived from Canada Safeway for fiscal 2010. In this regard, tell us how you concluded you had sufficient free cash flow to necessitate the Board's approval of the increase in the stock repurchase program.

- You state in response nine that the Board of Directors met on December 7, 2010 and discussed the build-up of cash in Canada and "potential future uses of that cash." Please summarize for us the Board's conclusions with regard to the Company's future use of the cash in Canada referring to the minutes of the Board meeting held on December 7, 2010. Lastly, tell us if one such use of the Canadian cash build-up was to fund the increase in the share repurchase approved in December 2010, the dividend declared and/or debt repayment.

- If the cash in Canada was not intended to be used for the share repurchase, dividend declared or debt repayment, please tell us the specific sources of funds identified by management and the Board for those cash outlays.

- Please tell us the amount of cash and cash equivalents in Canada included in the total amount reported of $778.8 million at January 1, 2011 and $411.5 million at March 26, 2011, respectively.

Item 9A. Controls and Procedures, page 67

5. We note your response to prior comment 11 that the third paragraph of Item 9A directs readers to your statement on page 32 that your internal controls and procedures were designed at the reasonable assurance level. However, this statement does not address whether your disclosure controls and procedures, as defined by Exchange Act Rule 13a-15(e), were designed at the reasonable assurance level. Please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and provide us with your proposed disclosure. Refer to Section II.F.4 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. This comment also applies to future filings of your periodic reports.

Form 10-Q for the quarterly period ended March 26, 2011

Results of Operation, page 14

6. We note your disclosure for vendor allowances on a quarterly basis and the increase as a percent of revenues from 2009 to your first quarter in 2011. In this regard, it appears the increase in vendor allowances from 2010 to 2011 positively impacted your earnings per share. Please tell us and disclose in future filings the reasons for the increase in vendor allowances and whether or not you expect this trend to continue.

7. You disclose that the reduction in gross profit was offset by an increase in gross profit which was largely the result of improved shrink partly offset by investments in price, employee severance charges and LIFO expense. It is not discernable from your disclosure how much changes in shrink contributed to the change in gross profit given the offsets disclosed. Please tell us how much the changes in shrink impacted your gross profit prior to offsets. In future filings, please quantify the factors that contribute to such changes.

You may contact Robert Babula at (202) 551-3339 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief